UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001
                                    -----------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ________ to _________


Commission File Number ..................................................0-2610

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                              ZIONS BANCORPORATION
                        EMPLOYEE INVESTMENT SAVINGS PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              ZIONS BANCORPORATION
                           One South Main, Suite 1134
                           Salt Lake City, Utah 84111

FINANCIAL STATEMENTS AND EXHIBIT

a)      Financial Statements                                                Page
                                                                            ----
         Report of Independent Auditors                                       1

         Audited Financial Statements

         Statements of Net Assets Available for Benefits -
                  December 31, 2001 and 2000                                  2

         Statement of Changes in Net Assets Available for Benefits -
                  Year ended December 31, 2001                                3

         Notes to Financial Statements                                        4

         Supplemental Schedule -

                  Schedule H, Line 4i - Schedule of Assets
                    (Held at End of Year)                                    10

          Signature                                                          11

(b)      Exhibit - Consent of Independent Auditors                           12

                         Report of Independent Auditors

The Benefits Committee
Zions Bancorporation Employee Investment Savings Plan

We have audited the accompanying statements of net assets available for benefits of Zions Bancorporation Employee Investment Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                         /s/Ernst & Young

June 17, 2002

              Zions Bancorporation Employee Investment Savings Plan

                 Statements of Net Assets Available for Benefits


                                                 December 31,
                                              2001           2000
                                          ------------   ------------
Assets
Cash and cash equivalents .............   $     15,154   $     13,796

Investments, at fair value:
   Zions Bancorporation common stock ..    186,392,998    112,586,800
   Mutual funds .......................     44,997,462     43,037,172
   Participant loans ..................      1,929,899      1,606,640
                                          ------------   ------------
                                           233,320,359    157,230,612

Receivables:
   Participant contributions ..........      1,020,657        179,633
   Employer contributions .............        367,333         37,263
   Interest ...........................          6,880          3,466
                                          ------------   ------------
                                             1,394,870        220,362
                                          ------------   ------------
Net assets available for benefits .....   $234,730,383   $157,464,770
                                          ============   ============



See accompanying notes.

              Zions Bancorporation Employee Investment Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2001


Additions

Investment income (loss):
   Net depreciation in fair value of investments ............   $ (22,769,356)
   Dividends ................................................       2,361,084
   Interest .................................................         146,341
                                                                -------------
                                                                  (20,261,931)

Contributions:
   Participant ..............................................       9,635,267
   Employer .................................................       1,994,345
                                                                -------------
                                                                   11,629,612

Transfers from nonaffiliated plans ..........................       2,618,451
Transfer of assets from Zions Bancorporation Employee Stock
   Savings Plan .............................................      93,034,428
                                                                -------------

Total additions .............................................      87,020,560

Deductions

Benefits paid directly to participants ......................       9,754,947
                                                                -------------

Net increase ................................................      77,265,613

Net assets available for benefits:
   Beginning of year ........................................     157,464,770
                                                                -------------
   End of year ..............................................   $ 234,730,383
                                                                =============


See accompanying notes.

              Zions Bancorporation Employee Investment Savings Plan

                          Notes to Financial Statements

                                December 31, 2001


1.  Description of the Plan

The following description of the Zions Bancorporation Employee Investment Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a single employer contributory plan that is designed to provide retirement benefits for eligible employees under a pre-tax salary reduction arrangement and, if employees so elect, an opportunity to acquire stock ownership in Zions Bancorporation (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974. The trust department of Zions First National Bank, a subsidiary of Zions Bancorporation, is the trustee of the Plan. The Zions Bancorporation Benefits Committee has responsibility for administering the Plan.

Eligibility

Participation in the Plan is voluntary. An employee is eligible to participate on January 1, April 1, July 1, or October 1, whichever coincides with, or immediately follows, the latter of the date on which the employee completes at least 1,000 hours of service during 12 continuous months and attains the age of
21. In addition, the definition of one year of eligibility service includes employees for whom one year has past since (a) the commencement date with a previous employer that sponsored a similar plan in which the employee participated or (b) the commencement date with a merged employer.

Contributions

Each year participants may make voluntary contributions up to 15 percent of their pre-tax annual compensation, as defined in the Plan document, limited by participant contributions made to the Zions Bancorporation Employee Stock Savings Plan. The Company may contribute an amount up to 2.5 percent of the participant's compensation. The maximum pre-tax amount participants may contribute to the Plan in a calendar year is the lesser of 15 percent of their compensation or, in conjunction with the Zions Employee Stock Savings Plan, $10,500 for 2001. Upon enrollment, a participant may direct participant and Company contributions into any of the Plan's fund options. Rollovers from other qualifying plans, including plans from acquired entities, are allowed by the Plan.

              Zions Bancorporation Employee Investment Savings Plan

1.  Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) plan earnings. Investment income or loss is allocated to each participant's account in proportion to the investment shares held in that participant's account to the total investment shares held in the Plan.

Vesting and Payment of Benefits

Participants are fully vested in their participant accounts, inclusive of Company contributions, at all times. Benefits payments are paid upon death, disability, retirement, termination of employment, or earlier, subject to certain restrictions, as defined in the Plan document. Benefit payments are paid in shares of stock and/or cash pursuant to the nature of the investment vehicle selected by the participant.

Participant Loans

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the Zions First National Bank prime rate plus 1%. Principal and interest is paid ratably through bi-weekly payroll deductions.

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, each participant shall receive a distribution of assets equal to the value of the participant's account.

2.  Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

              Zions Bancorporation Employee Investment Savings Plan

2.  Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with original maturity dates of 90 days or less.

Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value. Common stocks are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Administrative Expenses

Administrative expenses are currently being paid by the Company; however, the Plan may bear the costs of administration.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Investments

Included in the Plan's net assets available for benefits at December 31, 2001 and 2000 are investments in common stock of the Company amounting to $186,392,998 and $112,586,800, respectively, whose value could be subject to change based upon market conditions. These investments represent a 3.80 percent and 2.07 percent ownership of the Company's outstanding common stock at December 31, 2001 and 2000, respectively. At December 31, 2001 and 2000, the investment in common stock of the Company consisted of 3,544,941 shares and 1,803,192 shares, respectively.

              Zions Bancorporation Employee Investment Savings Plan

2.  Significant Accounting Policies (continued)

Reclassifications

Certain reclassifications have been made to the December 31, 2000 Statement of Net Assets Available for Benefits to conform to the current year presentation.

3.  Plan Amendment and Merger

Effective December 31, 2001, the Plan was amended and the Zions Bancorporation Employee Stock Savings Plan was merged into the Plan and the assets of the Employee Stock Savings Plan were legally transferred into the Plan on that date. Accordingly, the net assets available for benefits from the Employee Stock Savings Plan are reflected in the financial statements of the Plan at December 31, 2001, which increased the net assets available for benefits by approximately $93 million.

4.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 5, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5.  Investments

Zions First National Bank (the trustee) holds the Plan's investments and executes all investment transactions. Investments that represent five percent or more of the fair value of the Plan's net assets available for benefits are as follows:

                                                   December 31,
                                               2001           2000
                                           ------------   ------------
     Zions Bancorporation common stock .   $186,392,998   $112,586,800
     Accessor growth mutual fund .......     12,859,703     12,791,059

              Zions Bancorporation Employee Investment Savings Plan

5.  Investments (continued)

During 2001, the Plan's investments (including investments purchased and sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

     Zions Bancorporation common stock .   $(17,545,674)
     Mutual funds ......................     (5,223,682)
                                           ------------
                                           $(22,769,356)
                                           ============

6.  Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                      December 31,
                                                                 2001             2000
                                                             -------------    -------------
     Net assets available for benefits per the financial
        statements .......................................   $ 234,730,383    $ 157,464,770
     Amounts allocated to withdrawn participants .........      (1,073,173)        (361,515)
                                                             -------------    -------------
     Net assets available for benefits per the Form 5500 .   $ 233,657,210    $ 157,103,255
                                                             =============    =============

The following is a reconciliation of benefits paid directly to participants per the financial statements to the Form 5500:

                                                                   Year Ended
                                                                  December 31,
                                                                      2001
                                                                  ------------
     Benefits paid directly to participants per the financial
        statements ............................................   $  9,754,947
     Add: Amounts allocated on Form 5500 to withdrawn
        participants at December 31, 2001 .....................      1,073,173
     Less:  Amounts allocated on Form 5500 to withdrawn
        participants at December 31, 2000 .....................       (361,515)
                                                                  ------------
     Benefits paid directly to participants per the Form 5500 .   $ 10,466,605
                                                                  ============

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

              Zions Bancorporation Employee Investment Savings Plan

7.  Transactions with Parties-in-Interest

During 2001, the Plan received dividends from Zions Bancorporation of $1,433,576. Purchases of Zions Bancorporation common stock amounted to $7,284,432 and sales of Zions Bancorporation common stock were $2,632,898 in 2001.

8.  Subsequent Event

Effective January 1, 2002, the Plan was amended and restated to change the name of the Plan to the Zions Bancorporation Payshelter 401(k) Plan.

              Zions Bancorporation Employee Investment Savings Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                            EIN: 87-0227400 Plan: 006

                                December 31, 2001

             (b)
      Identity of Issue,
     Borrower, Lessor, or                       (c)                             (e)
(a)     Similar Party              Description of Investment (1)           Current Value
---  --------------------   --------------------------------------------   -------------
 *   Zions Bancorporation   Zions Bancorporation common stock (3,544,941
                                shares)                                    $ 186,392,998

     Accessor               Accessor International Equity (ACIEX)
                                Accessor mutual fund (333,593 shares)          3,779,612

     Accessor               Accessor Growth (AGROX)
                                Accessor mutual fund (566,756 shares)         12,859,703

     Accessor               Accessor Intermediate Fixed Income (AIFIX)
                                Accessor mutual fund (408,931 shares)          4,862,194

     Accessor               Accessor Mortgage (AMSFX)
                                Accessor mutual fund (157,893 shares)          2,005,244

     Accessor               Accessor Short Fixed Income (ASIFX)
                                Accessor mutual fund (130,963 shares)          1,588,581

     Accessor               Accessor Small/Mid Cap (ASMCX)
                                Accessor mutual fund (441,086 shares)          7,564,633

     Accessor               Accessor Value/Income (AVAIX)
                                Accessor mutual fund (372,672 shares)          6,663,373

     Accessor               Accessor U.S. Government Money
                                Accessor mutual fund (5,674,122 shares)        5,674,122

 *   Participant loans      Interest rates ranging from 6% to 10.5%            1,929,899
                                                                           -------------
                                                                           $ 233,320,359
                                                                           =============

* Indicates party-in-interest to the plan.
(1) Cost information is not provided as all investments are participant-directed.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





June 27, 2002                       ZIONS BANCORPORATION
                                    EMPLOYEE INVESTMENT SAVINGS PLAN


                                    By: /s/   Harris H. Simmons
                                       -----------------------------
                                       Name:  HARRIS H. SIMMONS, Chairman,
                                        President and Chief Executive Officer of
                                        Zions Bancorporation